UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington DC  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*


                   Big Sky Transportation Co.
                        (Name of Issuer)

                    1996 Series Common Stock
                 (Title of Class of Securities)

                           089539 20 9
                         (CUSIP Number)

        Kim B. Champney, President, 1601 Aviation Place,
               Billings, MT 59105, (406) 245-9449
    (Name, address and telephone number of person authorized to receive notices and communications)

                        March 1, 1999
     (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or
(4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 089539 20 9

1.   Terry D. Marshall, ss# ###-##-####

2.   N/A

3.   SEC Use Only

4.   OO

5.   N/A

6.   Montana, USA

7.   60,910

8.   0

9.   60,910

10.  0

11.  60,910

12.  N/A

13.  4.87%

14.  IN

                          SCHEDULE 13D

THIS SCHEDULE 13D AMENDS THE SCEDULE 13D FILED BY REPORTING PERSON ON OCTOBER 6, 1998.

Item 1.   Securities and Issuer

     Big Sky Transportation Co. ("Big Sky") is a regional commuter air carrier, which operates passenger, freight and air carrier service in twenty-four communities in seven states. Big Sky's headquarters are in Billings Montana. It has air service hubs in Billings, MT and in Dallas, TX. The issuer's name is Big Sky Transportation Co. Its address is 1601 Aviation Place, Billings MT, 59105.

     As of March 1, 1999, Big Sky hav 1,250,382 shares of 1996 Series Common Stock outstanding, the only class of securities of the corporation presently issued and outstanding.

Item 2.   Identity and Background

     The reporting person, Terry Marshall, is a citizen of Montana.

     Mr. Marshall resides at 7822 Buckskin Drive, Billings MT 59079.

     Mr. Marshall is retired.

     Mr. Marshall has not been convected in a criminal proceeding during the last five years.

     Mr. Marshall has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, nor has he been over the past five years.

Item 3.   Source and Amount of Funds or Other Consideration

     See Item 4 below.

Item 4.   Purpose of Transaction

     This report shows that the percentage of shares owned by Mr. Marshall has been reduced below 5% as the result of additional shares issued to unrelated parties by Big Sky on March 1, 1999.

Item 5.   Interest in Securities of the Issuer

     As of March 1, 1999, Big Sky had 1,250,382 shares of 1996
     Series Common Stock outstanding. The aggregate number and percentage of shares Big Sky 1996 Series Common Stock owned by Mr. Marshall are as follows:

               Number of Shares         Percentage of Class
                    60,910                        4.87%

     Mr. Marshall has 60,910 shares directly owned.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Mr. Marshall is a former officer and director of Big Sky. He has retired from these positions. Mr. Marshall has no further contractual arrangements, understandings with respect to Big Sky. He has no unexercised stock options.

Item 7.   Material to be Filed as Exhibits.

     N/A


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 2, 1999

Signature:     /s/ Terry D. Marshall

Title:    Reporting Person